Exhibit 99.1

Rogers Communications Inc. Announces Pricing of US$2.5 Billion Offering of US Dollar Senior Notes

TORONTO, February 7, 2024 (GLOBE NEWSWIRE) -- Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (“RCI”) announced today that it has priced a public offering of two series of US dollar senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034 (collectively, the “Notes”). The net proceeds from the issuance will be approximately US$2.46 billion. RCI expects to use the net proceeds from the issuance to repay certain of its outstanding indebtedness, including a portion of the borrowings under its term loan facility used to partially fund its acquisition of Shaw Communications Inc. The sale of the Notes is expected to close on February 9, 2024.

The Notes will be issued pursuant to a prospectus supplement and accompanying prospectus filed with the SEC as part of an effective shelf registration statement on Form F-10. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. A copy of the prospectus and prospectus supplement relating to the offering of the Notes may also be obtained from RCI by contacting Investor Relations as described below.

The Notes are not being offered in Canada or to any resident of Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Rogers Communications Inc.

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Concerning Forward-Looking Statements

This press release may include “forward‐looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). RCI cautions that forward‐looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward‐looking information. A comprehensive discussion of risks associated with forward-looking information can be found in RCI’s public reports and filings, including the risks outlined in the section entitled “Risks and Uncertainties Affecting our Business” in its management’s discussion and analysis of its audited consolidated financial statements as at and for the year ended December 31, 2022, and in the section entitled “Updates to Risks and Uncertainties Affecting our Business” in its management’s discussion and analysis of its unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2023, which are available under its profile at www.sedarplus.ca, and are also available at www.sec.gov, and in the section entitled “Risk Factors” in the Prospectus. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information:

Rogers Communications media contact
Sarah Schmidt
647.643.6397
media@rci.rogers.com

Rogers Communications investment community contact
Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com